Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

ITEM 1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (“Theratechnologies”, “we” or the “Company”)

2015 Peel Street

11th Floor

Montréal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

March 25, 2025

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Company on March 25, 2025 via “GLOBE NEWSWIRE”. A copy of the news release is available on the SEDAR+ website at www.sedarplus.ca and on the EDGAR website at www.sec.gov/edgar as an attachment to a Form 6-K dated March 26, 2025.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On March 25, 2025, the Company announced that the U.S. Food and Drug Administration (“FDA”) has approved the Company’s supplemental Biologics License Application (“sBLA”) for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

On March 25, 2025, the Company announced that the FDA has approved the Company’s sBLA for the F8 formulation of tesamorelin for injection. The Company will commercialize the new formulation under the tradename EGRIFTA WR™.

Tesamorelin for injection is the only medication approved in the U.S. for the reduction of excess abdominal fat in adults with HIV who have lipodystrophy. The new formulation, EGRIFTA WR™, is a daily injectable but only needs weekly reconstitution. It requires less than half the administration volume as the current F4 formulation, sold in the U.S. as EGRIFTA SV®, which is reconstituted daily. Pharmacokinetic studies have shown bioequivalence of EGRIFTA WR™ to the original F1 formulation of tesamorelin for injection (previously sold under the trade name EGRIFTA®). The most commonly reported adverse reactions of EGRIFTA WR™ include arthralgia, injection site reactions, pain in extremity, peripheral edema, and myalgia.

EGRIFTA WR™ will be supplied as four single-patient-use vials, each containing 11.6 mg of tesamorelin, sufficient for seven doses. The daily dose is 1.28 mg (0.16 mL of the reconstituted solution) injected subcutaneously. The product can be stored at room temperature (20° to 25° C [68° to 77° F]) before and after reconstitution.

EGRIFTA WR™ will be manufactured at a new, U.S.-based contract drug manufacturing organization (CDMO). The new formulation, which is patent protected in the U.S. until 2033, is set to replace EGRIFTA SV®.

Forward-Looking Information

This document contains forward-looking statements and forward-looking information (collectively, the “Forward-Looking Statements”) within the meaning of applicable securities laws, that are based on management’s beliefs and assumptions and on information currently available to it. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “promising”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this document include, but are not limited to, statements regarding: (i) the convenience of the F8 formulation; (ii) the experience of using the F8 formulation for patients; and (iii) the transition to the F8 formulation from EGRIFTA SV®. Although the Forward-Looking Statements contained in this document are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements contained in this document. Certain assumptions made in preparing the Forward-Looking Statements include that: (i) the marketplace will accept this new formulation of EGRIFTA SV®; and (ii) the F8 formulation of tesamorelin for injection will be reimbursed by private and public payors. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) patients and physicians do not adopt the F8 formulation of tesamorelin for injection; (ii) the F8 formulation of tesamorelin for injection does not get reimbursement coverage from private and/or public payors; and (iii) the transition to the F8 formulation is delayed due to various matters, including delays associated with the availability of materials required to commercialize the F8 formulation. The Company refers current and potential investors to the “Risk Factors” section of the Company’s annual information form filed under Form 20-F dated February 26, 2025 available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this document and represent the Company’s expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this document, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

For further information, contact Jocelyn Lafond, General Counsel and Corporate Secretary of the Company at (438) 315-6607.

ITEM 9 - DATE OF REPORT

April 1, 2025.